# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ClimateRock, CIK 0001903392
CUSIP: G2311X100
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 50 SLOANE AVENUE, LONDON, United Kingdom (X0), SW3 3DD
Date of event which requires filing of this statement: 05/13/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001708828-26-000181
Filed by CIK 0001708828

## Reporting persons
- Clear Street LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ClimateRock
Address of issuer's principal executive offices: 50 SLOANE AVENUE, LONDON, SW3 3DD, SW3 3DD

## Item 2. Person Filing
Name of person filing: Clear Street LLC
Address of principal business office or, if none, residence: 4 WORLD TRADE CENTER, 150 Greenwich St Floor 45 New York, NY 10007
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: This amendment is being filed as the beneficial ownership of Clear Street LLC does not meet or exceed the 5% reporting threshold required under 13G. As such, no reporting obligation existed at the time of the original filing, and this amendment is filed to terminate that reporting obligation.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Clear Street LLC: John DiBacco, Head of Markets Trading (05/20/2026)